OPERATIONS TRANSFER AGREEMENT

This **OPERATIONS TRANSFER AGREEMENT** ("Agreement"), is entered into as of July 31, 2010, by and among ADK Georgia, LLC, a Georgia limited liability company (the "New Operator"), and Triad Health Management of Georgia, LLC, Triad at Jeffersonville I, LLC, Triad at LaGrange I, LLC, Triad at Lumber City I, LLC, Triad at Thomasville I, LLC, Triad at Powder Springs I, LLC, each a Georgia limited liability company, (collectively, the "Current Operators," and together, the "Transferors," and each individually a "Transferor"), with reference to the following facts:

RECITALS

A.   Current Operators operate certain skilled nursing facilities located in the State of Georgia, as set forth on <u>Exhibit "A"</u> (referred to herein individually as a "Facility" and collectively as the "Facilities").

B.   New Operator is in the business of operating skilled nursing and extended care facilities.

C.   Triad at Jeffersonville I, LLC, Triad at LaGrange I, LLC, Triad at Lumber City I, LLC, Triad at Thomasville I, LLC, and Triad at Powder Springs I, LLC each filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code on September 22, 2009 (the "Petition Date") in the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division (the "Bankruptcy Court").

D.   Transferors and New Operator desire to enter into this Agreement in order to facilitate an orderly transition of each Facility's operations from Transferors to New Operator.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree that:

SECTION 1
TRANSFER DATE; DELIVERIES UPON EXECUTION

1.1   <u>Transfer Date</u>. The transfer of operations shall occur on a mutually agreed upon date following the entry of a non-appealable final order by the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division (the "Court"), authorizing the transfer of the Facilities (the "Transfer Date"). The Transfer Date shall be July 31, 2010 (with all prorations to be made as of the close of business July 31, 2010), in which case Transferors shall operate the Facilities through July 31, 2010 and New Operator shall commence operation as of 12:01 a.m. on August 1, 2010.

1.2   <u>Cash Consideration</u>. On the Transfer Date, New Operator shall pay to Current Operators the sum of Seven Hundred Thousand and 00/100 Dollars ($700,000.00) (the "Cash Consideration").

1.3   Accounts Receivable Consideration. In consideration of the assignment to New Operator of the Transferors' Accounts Receivable (as defined in Section 2.5(a) hereof), on the Transfer Date, New Operator shall pay to Current Operators the sum of Two Million and 00/100 Dollars ($2,000,000.00) (the "Accounts Receivable Consideration").

1.4   Working Capital Adjustment. On the Transfer Date, New Operator shall assume the Current Operators' negative net working capital in an amount not to exceed One Million Three Hundred Thousand and 00/100 Dollars ($1,300,000.00). If the negative net working capital on the Transfer Date is less than $1,300,000.00, New Operator shall pay the difference between $1,300,000.00 and the actual negative net working capital. On the other hand, if the negative net working capital on the Transfer Date is greater than $1,300,000.00, New Operator shall receive a credit on the OTA Closing Statement (as hereinafter defined) for the difference between the actual negative net working capital amount and $1,300,000.00 (hereinafter the payment/credit referenced in this Section 1.4 is referred to as the "Working Capital Adjustment"). The Working Capital Adjustment shall be determined by the accountant approved by the Bankruptcy Court to represent Current Operators' unsecured creditors, whose determination shall be final and binding on the parties. Provided, however, that New Operator shall receive copies of all financial information upon which the Working Capital Adjustment was determined. For purposes hereof, "Negative Working Capital" is a combination of specific balances outlined on the monthly consolidated liquidation analyses of the Debtors that have been provided the Creditors Committee by the Current Operator. Specifically, "Negative Working Capital" for this Agreement is as of the Transfer Date the sum from the consolidated liquidation analysis of the line items "Accrued Payroll & Benefits" and "Accrued Payables Post-Petition (except provider fee, administrative attorney fees, and current period ERP payment)" less "Cash in Debtors Accounts." Notwithstanding the foregoing, the parties acknowledge and agree that the consolidated liquidation analysis as of July 31, 2010 will not be available on the Transfer Date and, therefore, on the Transfer Date the Negative Working Capital amount shall be calculated based on the most recent available consolidated liquidation analysis and then recalculated within ten (10) business days of the July 31, 2010 consolidated liquidation analysis becoming available with any adjusting payment being made promptly thereafter. For illustrative purposes only, if the Closing had occurred on April 30, 2010, the "Negative Working Capital" would have been $1,115,755 [$436,460 plus $569,800 minus ($109,495)]. The "Working Capital Adjustment" would have resulted in a payment from the New Operator of $184,245 [$1,300,000 less $1,115,755].

1.5   CMS Obligations. On the Transfer Date, Transferors shall pay or escrow funds in the Trust Account (as hereinafter defined) sufficient to pay in full (i) the amount due the Georgia Department of Community Health for unpaid bed taxes, which amount is estimated to total approximately $500,000 and (ii) the amount due Medicare under the extended payment plan agreed upon between Transferors and CMS which balance, as of May 20, 2010, is estimated to total approximately $675,000 (collectively, the "Government Obligations").

1.6   OTA Closing Statement. The Cash Consideration, the Accounts Receivable Consideration, the Working Capital Adjustment, the Government Obligations and all other prorations and payments to be made in accordance with the terms of this Agreement shall be reflected on a closing statement (the "OTA Closing Statement"). Any payment on the OTA Closing Statement to be made by the New Operator shall be made on the Transfer Date in immediately available funds to the Trust Account of Lamberth, Cifelli, Stokes, Ellis & Nason, P.A. ("Trust Account") in accordance with wire transfer instructions to be provided prior to the Transfer Date.

1.7   Transferors' Deliveries Upon Transfer.

(a)   Transferors shall deliver the following to New Operator on or before the Transfer Date:

(1)   Executed counterparts of the OTA Closing Statement;

(2)   An executed quitclaim bill of sale for the Personal Property (as defined below) acquired by New Operator in accordance with Section 2.15.

(b)   The accounting of Resident funds required by Section 2.2 hereof.

1.8   New Operator's Deliveries Upon Transfer.   New Operator shall deliver to Transferors on or before the Transfer Date:

(a)   An executed counterpart of the OTA Closing Statement;

(b)   The Evidence of Licensure (as defined in Section 2.3); and

(c)   Payment in immediately available funds of any amounts due to Transferors from New Operator as reflected in the OTA Closing Statement.

1.9   Offset. Any mutual obligations owing between Transferors on the one hand and New Operator on the other pursuant to this Section 1 shall be offset against each other.

1.10   Workers Compensation Insurance. Notwithstanding any other provision of this Agreement to the contrary, all rights and obligations with respect to Workers Compensation Insurance for the period prior to the Transfer Date, including, without limitation, the right to any refund and the obligation to pay any premium shall remain with Transferors.

SECTION 2
TRANSFER OF OPERATIONS

2.1   Cooperation. The parties hereto agree to cooperate with each other and take all commercially reasonable actions to effect an orderly transfer of the operation of each of the Facilities. Transferors shall, at New Operator's sole expense, cooperate with New Operator to furnish all necessary documentation and to execute all documents and consents reasonably necessary for New Operator to obtain any required licenses, agreements, certificates and consents, necessary to operate the Facilities not already in possession of New Operator, from third parties and government program agencies.

2.2   Resident Funds; Advance Payments.

396299v9
011397-0022

(a) On the Transfer Date, Transferors shall provide New Operator with an accounting of all funds belonging to Residents (as hereinafter defined) at the Facilities that are held by Transferors in a custodial capacity and an accounting of all advance payments received by each of them pertaining to Residents at the Facilities (the "Trust Accounting"). Such Trust Accounting shall set forth the names of the Residents for whom such funds are held and the amounts held on behalf of each Resident, correct and complete as of the Transfer Date. "Residents" shall mean all residents and patients of the Facilities pursuant to agreements and arrangements with Transferors entered into in the ordinary course of Transferors' business. Any lease, contract, occupancy or similar agreement between any Transferor and any Resident pursuant to which Resident occupies a room, unit or bed in a Facility is herein individually a "Resident Agreement" and collectively, the "Resident Agreements".

(b) On the Transfer Date, Transferors shall transfer such funds to a bank account designated by New Operator and New Operator shall acknowledge in writing receipt of, and shall expressly assume all of, Transferors' financial and custodial obligations with respect thereto, it being the intent and purpose of this provision that, as of the date of receipt of such funds, Transferors shall be relieved of all fiduciary and custodial obligation with respect to such funds and that New Operator shall assume all such obligations and shall be directly accountable to the Residents with respect thereto.

(c) Notwithstanding the foregoing, Transferors agree to indemnify and hold New Operator harmless from all liabilities, claims, and demands, in the event the amount of such funds, if any, transferred to New Operator's bank account does not represent the full amount due to the Residents set forth in the Trust Accounting.

(d) New Operator shall indemnify and hold each of the Transferors harmless from all liabilities, claims, and demands that may be asserted against any of the Transferors in connection with New Operator's treatment of such accounts following the transfer of such funds.

2.3   Final Cost Reports, Licensure and Provider Numbers.

(a) Transferors shall prepare and file with the appropriate Governmental Authorities (as defined below) a final cost report for each Facility within the time frame required by law. Provided, however, that Ronald M. Herbert, Jr. and Adam T. Ashpes, principals of Transferors shall pay to New Operator the sum of Twenty-Five Thousand and 00/100 Dollars ($25,000.00) per month for each Facility for which Transferor has not timely filed a final cost report.

(b) New Operator shall use its best efforts to transfer from Transferors to New Operator, or if not transferable, otherwise obtain or acquire, a nursing facility license and/or any other license (collectively, the "Licenses") for the Facilities required by any governmental agency or authority ("Governmental Authorities") with jurisdiction over the Facilities, so that, on the Transfer Date, New Operator shall have all legal authority to operate each of the Facilities as a licensed nursing facility as defined by the laws of the State of Georgia. New Operator shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer or issuance of any and all Licenses and permits with respect to the operation of the Facilities, and shall pay all transfer and license application fees in connection therewith, as well as applying for and obtaining any and all new Licenses and/or approvals necessary or appropriate in connection with the operation of the Facilities. New Operator shall use best efforts to pursue its applications in accordance with the rules and procedures set forth under applicable law. It shall be a condition precedent to the transfer of the operations of the Facilities to New Operator that New Operator provide Transferors with a letter from the applicable licensing authority indicating that other than the transfer of the interest in the applicable leases to New Operator, all other conditions for the issuance of the Licenses have been satisfied ("Evidence of Licensure").

(c) New Operator shall assume Transferors' Medicaid provider numbers (the "Medicaid Provider Numbers") applicable to each Facility and shall use best efforts to seek approval for transfer thereof. New Operator shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicaid Provider Numbers. Transferors make no representation or warranty as to whether applicable law permits New Operator to use the Medicaid Provider Numbers of Transferors, and New Operator shall seek such transfer at its own risk.

(d) Transferors shall transfer to New Operator their Medicare provider numbers (the "Medicare Provider Numbers") applicable to each Facility and New Operator shall use its best efforts to seek approval for the transfer thereof. New Operator shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicare Provider Numbers. Transferors make no representation or warranty as to whether applicable law permits New Operator to use the Medicare Provider Numbers of Transferors and New Operator shall seek such transfer at its own risk.

2.4 Employees.

(a) The Transferors shall terminate all of the employees employed by Transferors with respect to the operation and management of the Facilities (the "Employees") effective as of the Transfer Date.

(b) New Operator shall rehire the greater of ninety-five percent (95%) of the Employees or the minimum number of Employees necessary to avoid creating any obligation under the WARN Act (defined in Section 2.4(c) below) on the part of any of the Transferors. Such Employees, whose employment is continued, shall be referred to as the "Retained Employees." Any such continued employment of a Retained Employee by New Operator shall be on terms which require said Retained Employees to perform comparable services in a comparable position at which such Retained Employee was employed at the Facility prior to the Transfer Date. Transferors and any of their affiliates shall have the right to employ or offer to employ in other facilities or corporate offices of any of the Transferors or their affiliates any Retained Employee who declines to continue employment with New Operator. The Retained Employees who elect to accept continued employment with New Operator shall hereinafter be referred to as the "Hired Employees."

(c)   New Operator and Transferors acknowledge and agree that the provisions of Section 2.4(b), are designed, in part, to ensure that Transferors are not required to give notice to Employees of the Facilities of the "closure" thereof under the Worker Adjustment and Restraining Notification Act (the "WARN Act") or any other comparable state law. Accordingly, New Operator agrees to indemnify, defend and hold harmless each of the Transferors from any liability which they may incur under the WARN Act or any comparable state law in the event of the violation by New Operator of its obligations under Section 2.4(b), including a violation which results from allegations that New Operator constructively terminated the Employees of the Facilities as a result of the terms and conditions of employment offered by New Operator; provided, however, that nothing herein shall be construed as imposing any obligation on New Operator to indemnify, defend or hold harmless any of Transferors from any liability that they may incur under the WARN Act (I) as a result of the acts or omissions of any of Transferors prior to the Transfer Date, including any liability which may result from the aggregations of acts of any of the Transferors prior to the Transfer Date and the acts of New Operator after the Transfer Date, it being understood and agreed that New Operator shall only be liable for its own acts and omissions after the Transfer Date, or (II) as a result of the filing of a frivolous suit or claim by an Employee terminated by the New Operator following the effective time for cause, including criminal convictions, and within the guidelines of the WARN Act. Nothing in this Section 2.4(c) shall, however, create any rights in favor of any person not a party hereto, including Employees of the Facilities, or constitute an employment agreement or condition of employment for any Employee of Transferors who is a Retained Employee or a Hired Employee.

(d)   New Operator agrees that neither it nor its affiliates will use or access any information contained in any employee records (whether electronic paper) transferred to New Operator hereunder in a manner prohibited by applicable laws or regulations.

(e)   AdCare Health Systems, Inc. hereby guarantees the obligations of New Operator under this Section 2.4.

2.5   Accounts Receivable.

(a)   Transferors acknowledge and agree that they are responsible for the preparation and filing of all Medicare and Medicaid billing and cost reports to be filed with Medicare and Medicaid with respect to the Facilities for dates of service prior to the Transfer Date. New Operator shall assume responsibility for the billing for and collection of payments on account of services rendered by it at the Facilities on and after the Transfer Date.

(b)   On the Transfer Date, Transferors shall assign to New Operator all of Transferors' rights in and title to accounts receivable for services rendered at the Facilities prior to the Transfer Date (the "Transferors' Accounts Receivable"). The Transferors' Accounts Receivable shall include all amounts due Transferors, whether billed or unbilled, prior to the Transfer Date, for all services and ancillary services or products provided to any current or former residents by Transferors prior to the Transfer Date and any accounts receivable arising from rate adjustments which relate to periods prior to the Transfer Date even if such adjustments occur after the Transfer Date.

(c) If it is determined by Medicare or Medicaid that as a result of an audit or a denial of a claim Transferors have been overpaid or have otherwise received payment(s) to which they were not entitled for any reason under applicable Medicare or Medicaid rules and regulation ("Reimbursement Obligations"), Transferors agree to indemnify, defend and hold harmless New Operator from and against any and all claims, damages, liabilities, costs, expenses or other charges incurred by, assessed against or paid by New Operator (the "Claims") with respect to the Reimbursement Obligations of the Transferors. Transferors further agree promptly after receipt thereof to provide New Operator with any documentation received by them that they believe may give rise to a claim by New Operator against Transferors under this Section (an "Indemnity Notice"). A copy of any Indemnity Notice shall be filed with the Bankruptcy Court and served on the Current Operators and any committee of creditors or trustee appointed in the bankruptcy proceeding. Upon receipt of an Indemnity Notice, Transferors shall within thirty (30) days after receipt of the Indemnity Notice, in good faith, review the Claim and, if appropriate, Transferors shall, at their sole cost and expense, challenge, appeal or defend against the matter described in the Indemnity Notice within the applicable time periods required by law or agreement with the payor, and, in such event, no payment shall be due from Transferors to New Operator under this Section until the earlier to occur of (i) the full and final resolution of such claim on terms which require a payment by Transferors or New Operator or (ii) the recoupment from New Operator in whole or in part of the amount which is the subject of such Indemnity Notice, in which event payment shall be made within twenty (20) days following notice to New Operator of an event described in subparagraph (i) or (ii) hereof. If Transferors fail or elect not to challenge or appeal the Claims described in the Indemnity Notice, Transferors shall indemnify New Operator against any Claims of New Operator within twenty (20) days following the thirty (30) day period described above. In addition to the foregoing, Transferors agree to cooperate with New Operator in responding to any Claim and to make available to New Operator such documents and records as may be necessary to defend any such Claims. All payments not made by Transferors to New Operator when due shall be subject to interest at the Prime Rate announced in the Money Rates section of The Wall Street Journal plus two percent (2%) from the date due to the date paid in full. Notwithstanding any provision hereof, if Transferors fail to pay any Reimbursement Obligation required to be paid by them in accordance with the terms of this Section 2.5, then New Operator shall have the right to offset the amount of such Reimbursement Obligation against any amount due and owing from New Operator under the Assignor Note (as defined in the Assignment Agreement, which is defined in Section 5.6 hereof).

2.6 **Medicare/Medicaid.** Transferors and New Operator understand that reimbursements from Medicare and/or Medicaid for items/services provided/rendered after the Transfer Date may continue to be issued to Transferors for a period of time. Transferors agree that, on the Transfer Date, Transferors shall submit a written request that any and all direct deposits from Medicare and/or Medicaid cease and that checks be issued instead. Thereafter,

Transferors shall endorse and deliver to New Operator all such checks for payment for Transferors' Accounts Receivable immediately upon receipt until such time as reimbursements are remitted directly to New Operator by Medicare and Medicaid. New Operator, in its reasonable discretion, may approve an alternative method of receiving such funds.

2.7   Transfer of Records; Access To Policy and Procedures Manuals. On the Transfer Date, Transferors shall transfer to New Operator in reasonable condition and using commercially reasonable efforts, all employment files, medical records with respect to Residents of the Facilities remaining at the Facilities on the Transfer Date, cost reports, surveys with plans of correction, copies of historical financial records, electronic files, and any other operational data solely related to the operation of and located at the Facilities as authorized, and to the extent permissible, by applicable law (the "Transferred Records"), provided, however, that Transferors (a) shall be entitled to keep such copies of all the foregoing as it deems necessary, (b) New Operator shall have no claim or right of indemnity against Transferors arising from the condition or quality of the records so transferred, including claims based on their completeness or accuracy; and (c) on the Transfer Date, Transferors shall be under no duty to update or service the hardware, software or data base contained in the computers remaining on the premises as of the Transfer Date. Notwithstanding anything to the contrary, the Transferred Records shall not include any business or other records not solely related to the operation of and located at the Facilities and shall not include any medical or other records of Residents of the Facilities not remaining at the Facility on and after the Transfer Date. Unless Transferors agree in writing, the New Operator shall not use or rely on Transferors' policy and procedures manuals located at the Facilities for any purpose whatsoever following the Transfer Date.

2.8   Intentionally Deleted.

2.9   Deposits. All deposits, if any, held by a utility or other party to an executory contract shall remain the property of Transferors, and the New Operator shall be required to post its own replacement security deposits, if any.

2.10   Compliance with Laws. The parties shall comply in all material respects with all applicable laws, and with all applicable rules and regulations of all governmental authorities, in conjunction with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

2.11   Residents; Resident Records. From and after the Transfer Date, New Operator shall be solely responsible for caring for the Residents of the Facilities in accordance with their contractual rights and in accordance with law and, in connection therewith, on the Transfer Date, Transferors shall assign to New Operator all of Transferors' right and title in and to the Resident Agreements pursuant to an Assignment and Assumption of Resident Agreements in the form attached hereto as Exhibit "C" (the "Assignment of Resident Agreements"). New Operator shall preserve the existence and maintain the confidentiality of the Resident records transferred to New Operator pursuant to this Agreement in accordance with federal and state law. Any Resident or other business records being acquired by New Operator under the terms of this Agreement shall be delivered by leaving all such records at the Facilities where they are located.

396299v9
011397-0022

8

2.12   Accounts Payable. Except as set forth in Section 1.4 above, New Operator shall not assume Transferor's accounts payable. New Operator shall establish its own accounts and agrees to pay for supplies and other goods or equipment ordered and received at the respective Facilities on and subsequent to the Transfer Date in order to maintain services to the Residents.

2.13   Access to Resident and Other Records. Subsequent to the Transfer Date, New Operator shall allow Transferors and their affiliates, agents and representatives, at Transferors' sole cost and expense, to have reasonable access to (upon reasonable prior notice), and to make copies of (at a cost not to exceed $0.05 per page), the Transferred Records, to the extent reasonably necessary to enable Transferors to investigate and defend malpractice, employee or other claims, to file or defend cost reports and tax returns, to verify accounts receivable collections due Transferors, and to perform similar matters. New Operator will maintain the Transferred Records, to the extent required by law, but in no event less than seven (7) years with respect to Resident records, and no less than six (6) years with respect to other records. Without limiting the generality of the foregoing sentence, New Operator shall use best efforts to obtain from any purchaser, lessee or subsequent transferee of any Facility a contractual obligation to comply with the obligations set forth in this Section 2.13, which contract shall name Transferors as third party beneficiaries.

2.14   Regulatory Inspections; Surveys. New Operator shall be responsible for and shall bear all costs and expense incurred in connection with any requirements of regulatory inspections or surveys conducted after the Transfer Date and implementing any plans of correction relating to such surveys or inspections.

2.15   Inventories, Supplies and Other Personal Property. On the Transfer Date, Transferors shall transfer and convey to New Operator by quit claim bill of sale (the "Bill of Sale") all of Transferors' right, title and interest in and to all inventory, supplies and personal property of Transferors located at the Facilities, all of which shall be conveyed in "as is" condition (collectively, the "Personal Property"). The Personal Property shall not include the Excluded Personal Property set forth on Exhibit "D" attached hereto.

2.16   Contracts. Except for the Resident Agreements, Transferors will terminate, cancel or reject all Contracts (as hereinafter defined) effective as of the Transfer Date. New Operator is not assuming any Contracts and shall be solely responsible for arranging any and all operating agreements or executory contracts necessary for operating the Facilities from and after the Transfer Date. New Operator, to the extent it utilizes the services provided by those third parties, shall be responsible for, and shall pay on a timely basis, any claims or charges which are due to third parties arising from the use, operation or control of the Facilities from and after the Transfer Date. For purposes hereof, the term "Contracts" shall mean all agreements, contracts and similar documents between Transferors and third parties with respect to the maintenance and operation of any Facility.

2.17   [Intentionally Omitted].

2.18   Remittances, Mail and Other Communications. All remittances, mail and other communications relating to assets or liabilities being retained by Transferors or their affiliates received by New Operator at any time after the Transfer Date shall be immediately turned over

396299v9
011397-0022

to the addressee thereof. All remittances, mail and other communications relating to the operations of the Facilities following the Transfer Date with regard to any matter following the Transfer Date received by Transferors or their affiliates at any time after the Transfer Date shall be immediately turned over to New Operator.

2.19 Intellectual Property and Signage. As soon as practicable following the Transfer Date, but in any case no later than thirty (30) days following the Transfer Date, New Operator shall remove all signs, posters, notices, forms or other documents (whether on the exterior or interior of the Facilities) containing any items of intellectual property of Transferors and their affiliates.

2.20 Master Leases. To the extent Transferors are a party to any master lease agreements (including, but not limited to, master lease agreements covering vehicles used exclusively by the Facilities) covering items used exclusively at the Facilities, Transferors will terminate, cancel or reject all such master lease agreements (including all subleases) effective as of the Transfer Date.

2.21 Full Access. Transferors will permit representatives of New Operator to have full access to of the Facilities and to all business records pertaining primarily to the Facilities at all reasonable times and upon reasonable notice, in a manner so as not to disturb the Residents or employees of the Facilities or to interfere with the normal business operations of the Facilities.

2.22 New Operator's Investigation. New Operator acknowledges (i) that, except as specifically set forth in this Agreement, Transferors have made no representations or warranties of any kind whatsoever, express or implied, in connection with this Agreement, the Personal Property, the physical condition of the Facilities or whether any Personal Property is appropriate for New Operator's intended use and (ii) that, to the extent a matter is not addressed by a representation, warranty, covenant or agreement contained herein, New Operator further acknowledges that it is relying upon its own investigation of the Facilities. Furthermore, New Operator expressly agrees and acknowledges that, other than representations set forth in Section 4 of this Agreement or elsewhere in this Agreement, Transferors make no representations or warranties with respect to the accuracy or otherwise of any documentation, records or other information provided to New Operator. The Facilities are being transferred to New Operator "As-Is, Where-Is" and Transferors are making no representations relating to the operations other than as set forth in this Agreement.

2.23 Transfer of Telephone Numbers. Provided that all unpaid charges for telephone service prior to the Transfer Date are prorated and paid in accordance with Section 1 above, New Operator shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the telephone numbers of the Facilities set forth on Exhibit "E". Transferors make no representation or warranty as to whether applicable law permits New Operator to use the telephone numbers of Transferors, and New Operator shall seek such transfer at its own risk.

SECTION 3
REPRESENTATIONS AND WARRANTIES OF NEW OPERATOR

New Operator hereby makes the representations and warranties indicated below to Transferors:

3.1   Authority, Validity and Binding Effect.   New Operator is a Georgia limited liability company, duly formed and in good standing and has all necessary corporate power and authority to operate the Facilities and to carry on its business as it is now being conducted. New Operator has all necessary corporate power and authority to enter into this Agreement and to execute all documents and instruments referred to herein or contemplated hereby and all necessary action has been taken to authorize the individuals executing this Agreement on each of their behalf to do so. This Agreement has been duly and validly executed and delivered by New Operator and is enforceable against it in accordance with its terms.

3.2   No Defaults.   The execution and delivery of this Agreement and any documents contemplated hereby by New Operator, and the performance of its obligations hereunder and thereunder, does not and will not:

(a)   conflict with or result in any material breach of the provisions of, or constitute a default under New Operator's certificate of organization, operating agreement or other organizational documents;

(b)   violate any material restriction to which New Operator is subject or, without the giving of notice, passage of time, or both, violate (or give rise to any right of termination, cancellation or acceleration under) any material license, authorization or permit or other material agreement or instrument to which New Operator is a party which will not be satisfied or terminated prior to the date hereof as a result of the transactions contemplated by this Agreement, or result in the termination of any such instrument or termination of any provisions in such instruments that will result in the impairment of any of New Operator's applicable, rights under such instruments; or

(c)   constitute a violation of any applicable material resolution, rule, regulation, law, statute or ordinance of any administrative agency or governmental authority, or of any judgment, decree, writ, injunction or order of any court to which New Operator is subject or by which its assets are bound, or any credit agreement or other financing arrangement to which New Operator or any of its affiliates are a party.

3.3   Accuracy of Representations and Warranties.   Each representation and warranty of New Operator hereunder is true, complete and correct in all respects as of the date hereof.

SECTION 4
REPRESENTATIONS AND WARRANTIES OF TRANSFERORS

Transferors hereby represent and warrant as follows to New Operator:

4.1   Authority, Validity and Binding Effect.   Each Transferor is a Georgia limited liability company, duly formed and in good standing and, provided the Bankruptcy Court approves the terms of this Agreement, Transferors each have all necessary corporate power and authority to enter into this Agreement and to execute all documents and instruments referred to herein or contemplated hereby and all necessary action has been taken to authorize the individuals executing this Agreement to do so. This Agreement has been duly and validly executed and delivered by each of the Transferors and is enforceable against each of the Transferors in accordance with its terms.

4.2   No Defaults. The execution and delivery of this Agreement and any documents contemplated hereby by Transferors, and the performance of their obligations hereunder, does not and will not:

(a)   conflict with or result in any material breach of the provisions of, or constitute a default under any of the Transferors' certificates of organization, operating agreements or other organizational documents, as the case may be;

(b)   violate any material restriction to which any of the Transferors is subject or, without the giving of notice, passage of time, or both, violate (or give rise to any right of termination, cancellation or acceleration under) any operating agreement, material license, authorization or permit or other material agreement or instrument to which any of Transferors is a party which will not be satisfied or terminated with respect to the Facilities prior to the date hereof as a result of the transactions contemplated by this Agreement, or result in the termination of any such instrument or termination of any provisions in such instruments that will result in the impairment of any of the Transferors' rights under such instruments (it is understood and agreed that in connection with this representation and warranty that Transferors will schedule any item covered by this representation and warranty if such item contains a restriction on transfer to New Operator);or

(c)   constitute a violation of any applicable material resolution, rule, regulation, law, statute or ordinance of any administrative agency or governmental authority, or any judgment, decree, writ, injunction or order of any court to which any of the Transferors is subject or by which their assets are bound, or any credit agreement or other financing arrangement to which Transferors are a party.

4.3   Accuracy of Representations and Warranties. Each representation and warranty of Transferors hereunder is true, complete and correct in all respects as of the date hereof.

SECTION 5
CONDITIONS PRECEDENT TO OBLIGATIONS OF NEW OPERATOR

The obligations of New Operator under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by New Operator) prior to, or as of, the Transfer Date of each of the following conditions:

5.1   Compliance by Transferors and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Transferors at or before the Transfer Date shall have been complied with and performed in all material respects, and the representations and warranties made by Transferors in this Agreement shall be true and correct in all material respects (i) on and as of the date of this Agreement, and (ii) on and as of the Transfer Date, with the same force and effect as though such representations and warranties had been made on and as of the Transfer Date.

5.2   <u>Regulatory Compliance</u>. Transferors and the Facilities shall not be in default under or in violation of any laws, ordinances, rules, regulations or orders (including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of the Facilities or any safety, health or trade laws), as determined by New Operator in its reasonable discretion.

5.3   <u>Regulatory Approval</u>. New Operator shall have obtained approval from all entities which regulate the ownership and operation of skilled nursing facilities in the State of Georgia.

5.4   <u>Licenses</u>. New Operator shall have obtained or be in a position to obtain all required licenses to operate the Facilities.

5.5   <u>SNDAs</u>. All lenders whose indebtedness is secured by deeds to secure debt on the Facilities shall have delivered subordination, non-disturbance and attornment agreements in form and substance reasonably acceptable to New Operator.

5.6   <u>Omega Leases</u>. The closing contemplated in that certain Assignment and Transfer Agreement of even date herewith among New Operator and Transferors (and their affiliated entities) for the transfer of the leases for the facilities leased from Georgia – Lessor Bonterra/Parkview, Inc. (the "Omega Facilities") shall occur on the Transfer Date (the "Assignment Agreement"), unless such closing and the closing contemplated hereunder are concurrently extended by New Operator.

5.7   <u>Additional Facilities</u>. The parties (and/or their affiliates) shall have entered into an operations transfer agreement (the "Additional Facilities OTA") for the facilities (the "Additional Facilities") set forth on <u>Exhibit "F"</u> and the transfer of operations of the Additional Facilities shall occur on the Transfer Date.

5.8   <u>Bankruptcy Court Approval</u>. The Court shall have issued an order or orders approving the terms of this Agreement and that certain Motion for Order or Orders Approving Global Settlement filed with the Court on or about the date of this Agreement (the "Motion"), such order or orders shall become final and non-appealable and all transactions set forth herein and in the Motion shall close on the Transfer Date.


SECTION 6
CONDITIONS PRECEDENT TO OBLIGATIONS OF TRANSFERORS


The obligations of Transferors under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by Transferors) prior to, or as of, the Transfer Date of each of the following conditions:

6.1   Compliance by New Operator.   All of the covenants and obligations of this Agreement to be complied with and performed by New Operator at or before the Transfer Date shall have been complied with and performed in all material respects, and the representations and warranties made by New Operator in this Agreement shall be true and correct in all material respects (i) on and as of the date of this Agreement, and (ii) on and as of the Transfer Date, with the same force and effect as though such representations and warranties had been made on and as of the Transfer Date.

6.2   [Intentionally Omitted.]

6.3   [Intentionally Omitted.]

6.4   Bankruptcy Court Approval.   The Court shall have issued an order or orders approving the terms of this Agreement and the Motion, such order or orders shall become final and non-appealable and all transactions set forth herein and in the Motion shall close on the Transfer Date.

SECTION 7
MISCELLANEOUS

7.1   [Intentionally Omitted].

7.2   Further Assurances; Full Access.   Each of the parties hereto agrees to execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transactions referred to herein, contemplated hereby or reasonably requested by the other party to perfect or evidence their rights hereunder. New Operator will permit representatives of Transferors to have full access at all reasonable times following the Transfer Date, and in a manner so as not to interfere with the normal business operations of New Operator, to the Facilities and all business records and Employees of New Operator relating to the Facilities for the purpose of defending any claims against Transferors and for the purpose of filing any reports required to be filed by governmental authorities relating to such Facilities.

7.3   Notices.   All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be personally delivered, or sent by facsimile transmission (provided a copy is thereafter promptly mailed as hereinafter provided), or sent by overnight commercial delivery service (provided a receipt is available with respect to such delivery), or mailed by first-class registered or certified mail, return receipt requested, postage prepaid (and shall be effective when received, if sent by personal delivery or by facsimile transmission or by overnight delivery service, or on the third (3rd) day after mailing, if mailed):

If to Transferors, to:

Triad Health Management of Georgia, LLC
10 Roswell Street, Suite 210
Alpharetta, Georgia 30004
Attn: President and CEO

with copies to (which shall not constitute notice):

> Jack C. Tranter, Esquire
> Gallagher Evelius & Jones LLP
> 218 North Charles Street, Suite 400
> Baltimore, Maryland 21201
>
> J. Hayden Kepner, Jr., Esquire
> Scroggins & Williamson
> 1500 Candler Building
> 127 Peachtree Street, N.E.
> Atlanta, GA 30303

If to New Operator:

> ADK Georgia, LLC
> Two Buckhead Plaza
> 3050 Peachtree Road NW, Suite 570
> Atlanta, Georgia 30305

with a copy (which shall not constitute notice) to:

> Gregory P. Youra, Esquire
> Holt Ney Zatcoff & Wasserman, LLP
> 100 Galleria Parkway, Suite 600
> Atlanta, Georgia 30339

or to such other person or address as any party hereto shall furnish to the other parties hereto in writing pursuant to this Section 7.3.

7.4   Payment of Expenses. In the event of any dispute or controversy arising out of this Agreement, including in connection with the interpretation of any term or condition of this Agreement, the prevailing party shall recover from the non-prevailing party all costs and expenses, including attorneys' fees, incurred by the prevailing party.

7.5   Entire Agreement; Amendment; Waiver. This Agreement together with the other agreements referred to herein, constitutes the entire understanding between the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and preliminary agreements. This Agreement may not be modified or amended except in writing signed by the parties hereto. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or be construed as a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. No failure to act shall be construed as a waiver of any term, provision, condition or rights granted hereunder.

7.6   Assignment. Neither this Agreement nor the rights, duties or obligations arising hereunder shall be assignable or delegable by either party hereto without the express prior written consent of the other party hereto.

7.7   Joint Venture; Third Party Beneficiaries. Nothing contained herein shall be construed as forming a joint venture or partnership between the parties hereto with respect to the subject matter hereof. The parties hereto do not intend that any third party shall have any rights under this Agreement.

7.8   Representation By Counsel. The parties hereto acknowledge that they have been represented by independent legal counsel of their choosing throughout all of the negotiations which preceded the execution of this Agreement, and that each party has executed this Agreement with the consent and on the advice of such independent legal counsel. This Agreement is a negotiated document. As a result, any rule of construction providing for any ambiguity in the terms of this Agreement to be construed against the draftsperson of this Agreement shall be inapplicable to the interpretation of this Agreement.

7.9   Captions. The section headings contained herein are for convenience only and shall not be considered or referred to in resolving questions of interpretation.

7.10   Counterparts. This Agreement may be executed and delivered (including by facsimile transmittal, which for purposes of this Agreement shall be deemed to be an original signature) in one or more counterparts and all such counterparts taken together shall constitute a single original Agreement.

7.11   Governing Law. This Agreement shall be governed by the laws of the State of Georgia as to, including, but not limited to, matters of validity, construction, effect and performance but exclusive of its conflicts of laws provisions.

7.12   Jurisdiction. Each party hereto consents to the jurisdiction of the courts of the State of Georgia, located in Fulton County, Georgia or if it can acquire jurisdiction, in the Bankruptcy Court, in which case it shall be exclusive, as to claims arising under or brought in connection with this Agreement and the transactions contemplated herein.

7.13   Waiver of Jury Trial. EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, INCLUDING TO ENFORCE OR DEFEND ANY RIGHTS HEREUNDER, AND AGREES THAT ANY SUCH ACTION SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

7.14   Approval of Bankruptcy Court. The parties acknowledge that this Agreement is subject to the approval of the Bankruptcy Court and shall only be effective if approved by the Bankruptcy Court.

[Signatures begin on the next page.]

396299v9
011397-0022

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ADK GEORGIA, LLC,
a Georgia limited liability company

By:_____
    Name: Chris Brogdon
    Title: Manager

TRIAD HEALTH MANAGEMENT OF
GEORGIA, LLC,
a Georgia limited liability company

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer

TRIAD AT POWDER SPRINGS I, LLC,
a Georgia limited liability company

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer





IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ADK GEORGIA, LLC,
a Georgia limited liability company

By: ______________________________
Name: Chris Brogdon
Title: Manager

TRIAD HEALTH MANAGEMENT OF GEORGIA, LLC,
a Georgia limited liability company

By: ______________________________ PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT POWDER SPRINGS I, LLC,
a Georgia limited liability company

By: ______________________________ PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer







TRIAD AT JEFFERSONVILLE I, LLC,
a Georgia limited liability company

By: PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT LAGRANGE I, LLC,
a Georgia limited liability company

By: PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT THOMASVILLE I, LLC,
a Georgia limited liability company

By: PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT LUMBER CITY I, LLC,
a Georgia limited liability company

By: ______________________ Pres/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

AdCare Health Systems, Inc. hereby signs this Agreement to indicate its consent to be bound by the provisions set forth in Section 2.4 of this Agreement.

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

By: ______________________
Name: ______________________
Title: ______________________

Each of Adam T. Ashpes and Ronald M. Herbert, Jr. hereby sign this Agreement to indicate his consent to be bound by the provisions set forth in Section 2.3(a) of this Agreement:

____
Adam T. Asphes
Ashpes AA

____
Ronald M. Herbert, Jr.

TRIAD AT LUMBER CITY I, LLC,
a Georgia limited liability company

By: _____
      Name: Adam T. Ashpes
      Title: President and CEO

By: _____
      Name: Ronald M. Herbert, Jr.
      Title: Chief Operating Officer

AdCare Health Systems, Inc. hereby signs this Agreement to indicate its consent to be bound by the provisions set forth in Section 2.4 of this Agreement.

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

By: _David A Tenwick_____
      Name: _DAVID A. TENWICK_
      Title: _CHAIRMAN_

Each of Adam T. Ashpes and Ronald M. Herbert, Jr. hereby sign this Agreement to indicate his consent to be bound by the provisions set forth in Section 2.3(a) of this Agreement:

_____
Adam T. Asphes

_____
Ronald M. Herbert, Jr.

EXHIBIT "A"

Facility	Transferor
Powder Springs Nursing and Rehabilitation Center	Triad at Powder Springs I, LLC
Jeffersonville Nursing and Rehabilitation Center	Triad at Jeffersonville I, LLC
LaGrange Nursing and Rehabilitation Center	Triad at LaGrange I, LLC
Lumber City Nursing and Rehabilitation Center	Triad at Lumber City I, LLC
Thomasville Nursing and Rehabilitation Center	Triad at Thomasville I, LLC

EXHIBIT "B"

INTENTIONALLY OMITTED

EXHIBIT "C"

ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS

THIS ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS (this "Assignment") is made this 31st day of July, 2010 (the "Effective Date"), by and among ADK Georgia, LLC, a Georgia limited liability company (the "New Operator"), and Triad Health Management of Georgia, LLC, Triad at Jeffersonville I, LLC, Triad at LaGrange I, LLC, Triad at Lumber City I, LLC, Triad at Thomasville I, LLC, Triad at Powder Springs I, LLC, each a Georgia limited liability company, (collectively, the "Current Operators," and together, the "Transferors," and each individually a "Transferor").

RECITALS

A.   Transferors presently hold all of the landlord's interest under those certain resident agreements more particularly described on Exhibit "A" to this Assignment (collectively the "Resident Agreements"), with respect to those certain skilled nursing facilities set forth on Exhibit "A" hereto.

B.   Transferors desire to assign to New Operator and New Operator desires to acquire Transferors' interest in and to the Resident Agreements.

FOR VALUABLE CONSIDERATION it is agreed as follows:

1.   **Assignment.** As of the Effective Date, Transferors convey and assign to New Operator, subject to the provisions of the Resident Agreements, all of Transferors' right, title and interest in and to the Resident Agreements. Transferors hereby covenant and agree to indemnify, defend (with legal counsel reasonably acceptable to New Operator) and hold New Operator harmless for, from and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing prior to the Effective Date or arising from or connected with any act, omission to act or other conduct of Transferors under or with respect to the Resident Agreements occurring prior to the Effective Date.

2.   **Assumption.** New Operator assumes and agrees to be bound by all of Transferors' liabilities and obligations arising pursuant to the Resident Agreements from and after the Effective Date. New Operator further covenants and agrees to indemnify, defend (with legal counsel reasonably acceptable to Transferors) and hold Transferors harmless for, from, and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing from and after the Effective Date or arising from or connected with any act, omission to act or other conduct of Transferors under or with respect to the Resident Agreements occurring from and after the Effective Date.

3.   **Binding Effect.** This Assignment shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

4.   **Counterparts.** This Assignment may be executed in counterparts, all of which together shall constitute one complete Assignment.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed as of the day and year first above written.

ADK GEORGIA, LLC,
a Georgia limited liability company

By:_____
     Name: Chris Brogdon
     Title: Manager

TRIAD HEALTH MANAGEMENT OF
GEORGIA, LLC,
a Georgia limited liability company

By:_____
     Name: Adam T. Ashpes
     Title: President and CEO

By:_____
     Name: Ronald M. Herbert, Jr.
     Title: Chief Operating Officer

TRIAD AT POWDER SPRINGS I, LLC,
a Georgia limited liability company

By:_____
     Name: Adam T. Ashpes
     Title: President and CEO

By:_____
     Name: Ronald M. Herbert, Jr.
     Title: Chief Operating Officer

TRIAD AT JEFFERSONVILLE I, LLC,
a Georgia limited liability company

By:_____
      Name: Adam T. Ashpes
      Title: President and CEO

By:_____
      Name: Ronald M. Herbert, Jr.
      Title: Chief Operating Officer

TRIAD AT LAGRANGE I, LLC,
a Georgia limited liability company

By:_____
      Name: Adam T. Ashpes
      Title: President and CEO

By:_____
      Name: Ronald M. Herbert, Jr.
      Title: Chief Operating Officer

TRIAD AT THOMASVILLE I, LLC,
a Georgia limited liability company

By:_____
      Name: Adam T. Ashpes
      Title: President and CEO

By:_____
      Name: Ronald M. Herbert, Jr.
      Title: Chief Operating Officer

TRIAD AT LUMBER CITY I, LLC,
a Georgia limited liability company

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer

EXHIBIT A
TO
ASSIGNMENT OF RESIDENT AGREEMENT

RESIDENT LIST

[Attach Resident List]

396299v9
011397-0022

EXHIBIT "D"

EXCLUDED PERSONAL PROPERTY

(a)   All cash and cash equivalents of Transferor, including, without limitation, the Cash Consideration, Accounts Receivable Consideration and the Working Capital Adjustment, except for "Cash in Debtors Accounts" as determined in accordance with Section 1.4 of the Agreement.

(b)   The rights of Transferors under any insurance policy applicable to the Facilities for events or circumstances arising or existing, as the case may be, prior to the Transfer Date.

(c)   The rights of Transferors to receive mail and other communications addressed to any of them with respect to Excluded Personal Property.

(d)   Any and all trade names, trademarks or services marks or other intellectual property of Transferors or their affiliates (whether or not registered).

(e)   The rights of Transferors in and to any refunds with respect to any Workers Compensation insurance carried by Transferors with respect to the Facilities.

(f)   The rights of Transferors with respect to any avoidance actions that may be prosecuted under Title 11 of the United States Code.

(g)   The rights of Transferors with respect to any litigation matter or contract claim, including, without limitation, (i) Civil Action 2005-CV-99496 in the Superior Court of Fulton County, State of Georgia, (ii) Civil Action 09-CV-4635-1 in the Superior Court of DeKalb County, State of Georgia, and (iii) Case No. 09-0380GC with the United States Department of Health and Human Services, Provider Reimbursement Review Board.

EXHIBIT "E"

TRANSFERRED TELEPHONE NUMBERS

Facility	Telephone Number
Powder Springs Nursing and Rehabilitation Center	770-439-9199
Jeffersonville Nursing and Rehabilitation Center	478-945-2520
LaGrange Nursing and Rehabilitation Center	706-812-9293
Lumber City Nursing and Rehabilitation Center	912-363-2484
Thomasville Nursing and Rehabilitation Center	229-225-1049

EXHIBIT "F"

ADDITIONAL FACILITIES

Facility	Transferor
Tara at Thunderbolt Nursing and Rehabilitation Center	Triad Health Management of Georgia III, LLC
Oceanside Nursing and Rehabilitation Center	Triad Health Management of Georgia, LLC
Savannah Beach Nursing and Rehabilitation Center	Triad Health Management of Georgia, LLC